Texas New York Washington, DC Connecticut Seattle Dubai Kazakhstan London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770 713.223.2300 Office 713.221.1212 Fax bgllp.com

December 30, 2010

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:  H. Christopher Owings

Assistant Director

Re:                             Kinder Morgan Holdco LLC
Registration Statement on Form S-1
Filed November 23, 2010
File No. 333-170773

Ladies and Gentlemen:

On behalf of the above-named Registrant, we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 1 reflects all changes made to the Registration Statement.

In this letter, we set forth the Registrant’s responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2010, with respect to the above-referenced filing.  For your convenience, we have repeated in bold type each comment exactly as set forth in the December 22 comment letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment or request.

General

1.                                      We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A of Regulation C. Please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A. Please refer to Item 501(b) of Regulation S-K. Please provide this information as soon as practicable and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:  We have filled in the blanks that can be completed at this time.  We will provide the price range, the number of shares to be offered and the other information left blank that are not permitted to be left blank pursuant to Rule 430A as promptly as practicable in a subsequent filing.

2.                                      Your filing has been referred to the natural resources group located in the Division of Corporation Finance for review by its engineers. We may have additional comments following their review.

Response:  We acknowledge this comment.

3.                                      Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Response:  The graphics to be included in the inside front cover of the prospectus are included in Amendment No. 1.

4.                                      Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering

Response:  Counsel to the underwriters has confirmed to us that, prior to the effectiveness of the Registration Statement, a representative of the Financial Industry Regulatory Authority will contact the Staff to confirm that it has completed its review of the terms of the offering.

Prospectus Summary, page 1

5.                                      Please disclose in the filing the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm to us that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Description of Business section of the filing. The following are examples only of some of your competitive position assertions:

•                                          The Partnership is one of the largest energy transportation and storage companies in North America (pages 1 and 6).

•                                          In the United States, KMP is the largest independent transporter of petroleum products, the second largest transporter of natural gas (including NGPL), the largest provider of contracted natural gas treating services, the largest transporter of CO2 and the largest independent terminal operator (page 6).

•                                          KMP operates and owns 50% of the 1,679-mile Rockies Express natural gas pipeline system, one of the largest natural gas pipelines ever constructed in North America (page 133).

•                                          We are one of the largest independent operators of liquids terminals in North America (page 139).

•                                          NGPL is one of the nation’s largest natural gas storage operators (page 141).

Response:  We have added references to the measures by which we evaluated our competitive position within our industry, including for the examples mentioned above in the revisions on pages 1, 6, 7, 148, 154 and 160.  We believe that support for all of the statements included are widely available to the public.  We are furnishing copies of material providing the basis for these statements to the Staff supplementally.

Our Business, page 1

6.                                      In the first sentence of the second paragraph you state that you “generate substantial free cash flow and are able to grow that cash flow with little incremental capital required above the Partnership level.” Please explain how you calculate free cash flow and clarify how this relates to cash distributions by KMP. For example, you state that KMP is the primary driver behind your cash flow, yet KMP provides KMR i-units rather than cash distributions.

Furthermore, your general partner receives KMR shares and it is unclear whether the KMR shares trade at the same value as the i-units.

Response:  We did not intend for “free cash flow” to be read as a defined term, and have accordingly removed references to that term on page 1 and revised the related disclosure.  As indicated on page 2 and described in detail under “KMR’s Share Distributions” on page F-271, KMP does pay distributions to KMR in additional i-units. At the same time KMP makes a distribution on its common units and i-units, KMR distributes on each of its shares that fraction of a share determined by dividing the amount of the cash distribution to be made by KMP on each common unit by the average closing market price of a share determined for the ten-trading day period ending on the trading day immediately prior to the ex-dividend date for KMR’s shares. Accordingly, the market value of the KMR shares received in a KMR distribution is essentially equivalent to the cash distribution paid on a KMP common unit.  The Note under the graph on page 4 indicates that we expect to sell the KMR shares we receive as distributions, and assumes for illustrative purposes that the net proceeds we receive from those sales will equal the price used to calculate the number of KMR shares we receive. This is also explained in the “Dividend Policy” section, for example in footnote (d) on page 51.

7.                                      If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weaknesses and the risks and limitations facing you.

Response:  We have provided additional disclosure regarding the Partnership’s principal challenges on page 9 under the caption “The Partnership’s Challenges.”

8.                                      We note your statement that from 1996 through 2010, the distributions you received from KMP have increased by a compound annual growth rate (CAGR) of 55%. However, you disclose on page 5 that the compound annual growth rate for this period was actually 53%, and the 55% CAGR represents the increase that would have occurred if the distributions received from KMP in 2010 had differed in certain ways from the actual amount received. Please revise page 1 to disclose your actual CAGR for distributions received.

Response:  On page 5 of Amendment No. 1, we have revised the “Annual Cash Distributions Received from the Partnership” graph to include estimated distributions to be received in 2011.  As a result, the CAGR shown in the graph and on page 1 of Amendment No. 1 is calculated from 1996 through 2011E and is no longer calculated based on 2010 distributions.

See also our response to comment 12.

Our Business Objective and Our Dividend Policy, page 2

9.                                      We read that in 2009 and 2010, you distributed an aggregate of $650 million and $700 million, respectively, to your current investors. Please reconcile the $700 million amount disclosed here for 2010 to the $500 million amount disclosed for 2010 in your Summary Financial Data on page 14 and your Selected Historical Consolidated Financial Data on page 49, and clarify this matter for your readers.

Response:  As indicated in the preliminary prospectus, the $500 million of distributions disclosed in “Summary Financial Data” on page 18 and in “Selected Historical Consolidated Financial Data” on page 69 represent the amount paid in the nine months ended September 30, 2010, while the $700 million of distributions disclosed on page 2 are those paid during all of 2010, including $200 million distributed in November 2010.

10.                               We note that you intend to disclose a projection of future dividends that you will pay for your initial quarterly dividend in 2011 and in the aggregate for 2011. If you disclose a proposed dividend rate on your common stock, we believe you should provide investors with adequate information to assess your ability to pay such dividends in the future by disclosing the estimated amount of cash available for dividend payments on a forward-looking basis for the period that coincides with the timing of the expected dividend payments. Please disclose in an appropriate location in your filing the underlying assumptions that support your assertion that you will have the ability to pay dividends at these specified levels during 2011. For example, you should quantify the estimated cash distributions that you will receive from KMP and NGPL, your estimated cash disbursements and reserves, and any other factors that would be considered in calculating your cash available for distribution and discuss in reasonable detail the assumptions and uncertainties that underlie these estimates. You should also compare these estimated amounts to their respective historical levels in 2010 and explain your basis for expecting any significant changes from the 2010 levels. You should also clarify whether and how this level of projected dividends complies with the DGCL, as discussed in your risk factor on page 35. Alternately, if you do not present estimates of cash available for dividend payments, delete all references to an expected amount of dividends to be paid during 2011 from this filing and any selling materials.

Response:  We have included an expanded “Dividend Policy” section beginning on page 47 of Amendment No. 1 that addresses the Staff’s comment.

Annual Cash Distributions by the Partnership to its Limited Partners and General Partner, page 4

11.                               We read that this graph presents historical and estimated cash distributions to the limited partners and the general partner. Please revise to clarify which portion of these cash distributions, if any, has been estimated. In this regard, it appears from disclosures elsewhere in your filing, including footnote 1 to the graph at the top of page 4 depicting hypothetical partnership distributions of cash, that the $4.32 distribution per unit for 2010 represents distributions actually paid in calendar 2010; therefore, it is unclear to us that any amounts have been estimated. If necessary, revise your disclosures throughout your prospectus to clarify that the $4.32 distribution per unit for 2010 is an estimate and not the actual amount paid.

Response:  The use of the word “estimated” in the lead-in to the graph in the initial filing of the Registration Statement was inappropriate.  However, in Amendment No. 1 the graph has been updated to include estimated 2011 distributions by the Partnership to its limited partners and general partner.  Therefore, the lead-in to the graph now correctly refers to estimated distributions. $4.32 does represent the amount of distributions actually paid in 2010, so no additional revisions are necessary.

12.                               We note your graph at the bottom of page 4 depicting annual cash distributions made by KMP and the similar graph on page 5 depicting annual cash distributions that you received from KMP. Since it appears that the purpose of these graphs is to present historical cash distributions over the last 15 years and to highlight the resulting trends in cash distributions during that period, it does not appear meaningful or appropriate to have adjusted the 2010 distributions as though they had been higher than they actually were. We will not object if you wish to convey to your investors that the amount of the 2010 distributions was negatively impacted by your election to receive from KMP cash distributions from interim capital transactions in the second quarter of 2010 instead of the larger cash distributions from operations to which you were contractually entitled, provided that you also disclose the reason why you made this election and highlight your ability to make similar elections in the future. However, that explanation should be presented in narrative form such as a footnote to the graph, and the graph itself should only depict the actual cash distributions made and received in 2010. Similarly the CAGR for distributions that you are presenting on these graphs should be revised to reflect the actual CAGR instead of an adjusted CAGR as though the 2010 distributions had been higher than they actually were.

Response:  Prior to the initial filing of the Registration Statement, we considered the issue raised in this comment. We considered the likelihood that investors would focus on a change in distributions between 2010 and 2011. Our principal concern with the presentation suggested in the comment is that, because of the effect of the distribution of cash from interim capital transactions in 2010, the graph would show an increase in distributions by the Partnership between 2010 and 2011 that was greater than the underlying growth in Partnership’s operations and imply a trend more favorable than that otherwise reflected by the graph.  We respectfully suggest that the graph as presented is more conservative and less likely to confuse investors.

As noted in the response to comment 8, the CAGR now shown in the graph on page 5 of Amendment No. 1 is calculated from 1996 through 2011E and is no longer calculated based on 2010 distributions.

Annual Cash Distributions Received from the Partnership, page 5

13.                               Please balance your disclosure of the annual cash distributions you have received from KMP by discussing with equal prominence the cash expenses that are incurred above the Partnership level to clearly convey to your investors the magnitude by which cash distributions received from KMP will be reduced when calculating your cash available for dividends. Please also expand your disclosures concerning this matter under the heading Dividend Policy on page 43.

Response:  We have added a paragraph on page 6 immediately following the graph discussing Annual Cash Distributions Received from the Partnership in response to this comment.  The revised disclosure under “Dividend Policy” describes in more detail the cash expenses that are incurred above the Partnership level.

14.                               It appears that a primary motivation for an investor to acquire your common stock will be the cash dividends that you are expected to pay. We note your graph on page 5 depicting the historical levels of cash dividends that you have received from KMP. Please tell us how you considered presenting, either here or in another appropriate location in your filing such as your Selected Historical Consolidated Financial Data on page 49, pro forma cash dividends as if the offering had closed at an earlier date. We believe this information would be useful to your investors in making their investment decision.

Response:  In the expanded disclosure under the caption “Dividend Policy,” we have included disclosures beginning on page 58 of pro forma cash available to pay dividends for the year ended December 31, 2009 and the nine months ended September 30, 2010.

Our Capital Stock, page 8

15.                               In the note on the bottom of page 8 and in the last paragraph on page 193, please explain how any conversion of the Class B and Class C shares into common stock would result in a corresponding decrease in the number of shares of common stock into which the Class A shares are convertible. Also provide this disclosure under Description of Our Capital Stock beginning on page 205.

Response:  We have revised the disclosure on pages 11 and 241 in response to this comment.

Governance Matters, page 9

16.                               Please expand your diagram on page 10 to show the percentage economic and voting power held in each entity, including by the Sponsor Investors, Original Stockholders, Other Management, Richard Kinder, third parties and public security holders. Also indicate how the interests of the security holders in each entity are held; for example, common shares, Class A, Class B, Class C shares, common units, i-units, etc.

Response:  We have revised the diagram on page 13 to respond to this comment.

Dividend Policy, page 43

Our Dividend Policy, page 43

17.                               Your current disclosure of your dividend policy appears overly broad. Please revise for the following:

•                                          Please refer to the second sentence in the first paragraph under this heading, in which you discuss how the amount of your cash dividends will be determined. It is unclear from your current disclosure whether this formula for calculating the amount of your cash dividends is specified in your charter, particularly given your use of the term “generally.” Please revise. If your charter does not specify the details of how your cash dividends should be calculated or does not require you to pay out all available cash, please clarify this. Please also clarify whether dividends may be paid out of cash from borrowings.

Response:  We have revised the language on pages 47 and 48 to respond to this comment.

•                                          Please clearly indicate your board of directors’ discretionary ability to amend, revoke or suspend your dividend policy at any time and for any reason, similar to your disclosure under the heading Dividend Policy on page 116.

Response:  We have revised the language on page 48 to respond to this comment.

•                                          You state that your dividend policy reflects your judgment that your stockholders would be better served if you distributed to them a substantial portion of your cash. Please address the potential long-term implications for your business and financial condition arising from paying out a substantial portion of your cash, similar to your disclosure under the heading Dividend Policy on page 116.

Response:  We have revised the language on page 47 to respond to this comment.

•                                          Please revise your disclosure here and on page 116 to clarify that the holders of your Class A, Class B and Class C shares, in the aggregate, will be entitled to receive the dividends allocable to the aggregate number of shares of common stock into which the Class A, Class B and Class C shares would be convertible, in the aggregate, on the record date for the applicable dividend. To provide additional context for this disclosure, please consider quantifying an estimate of the number of shares of common stock that the Class A, Class B and Class C shares, in the aggregate, will be convertible into at the closing of this offering.

Response:  We have revised the language on pages 47, 48 and 137 to respond to this comment and have made similar disclosures on pages 10, 19 and 70.

Distributions of Cash Under KMP’s Partnership Agreement, page 43

18.                               We note your disclosures under this heading that a portion of KMP’s cash distributions for the second quarter of 2010 were a distribution of cash from interim capital transactions, which resulted in a smaller incentive distribution payment to KMP’s general partner and indirectly to you. Please revise to reconcile these disclosures with your disclosure on page 44 under the heading Rule for Characterizing Distributions, which states that all available cash distributed by KMP from any source will be treated as distributions of cash from operations until the sum of all available cash distributed equals a certain threshold, and only after meeting that threshold will distributions be considered a distribution of cash from interim capital transactions. Specifically, please clarify whether KMP’s distributions have met the threshold such that its cash distributions are allocated based on the formula for distributions of cash from interim capital transactions instead of the formula for distributions of cash from operations. Since it appears that KMP has not met this threshold, please revise to better explain why KMP allocated distributions in the second quarter of 2010 in a manner that appears contrary to its stated rule for characterizing distributions and whether KMP has the ability to break this rule or you have the ability to waive this rule such that the general partner incentive distributions that you receive could be reduced again in the future. Finally, please disclose why you elected to receive the lower cash distributions under the formula for cash from interim capital transactions, which we note from your financial statements appears to have been to allow KMP to retain adequate cash to fund the SFPP Historical Cases Settlement. Please also apply this comment to your similar disclosures beginning on page 119.

Response:  All of KMP’s distributions, including the distribution for the second quarter of 2010, have been made in accordance with the rule stated in its partnership agreement for characterizing distributions.  As provided in KMP’s partnership agreement, in order to determine whether a portion of any distribution for a quarter is characterized as cash from interim capital transactions rather than cash from operations, KMP first determines the cumulative amount of cash from operations, including changes in reserves, from the date KMP commenced operations through the end of that quarter.  Any portion of a distribution for a quarter which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations is considered a distribution of cash from interim capital transactions.  This situation occurred with respect to the second quarter of 2010, when, largely because of an increase in reserves related to the SFPP Historical Cases Settlement, the amount distributed in August 2010 for the second quarter caused cumulative distributions to exceed cumulative cash from operations.  In accordance with KMP’s rule for characterization, the excess was considered a distribution of cash from interim capital transactions and treated accordingly.

Because cumulative cash from operations is calculated and compared quarterly to cumulative distributions, the characterization of a portion of a distribution in one quarter as cash from interim capital transactions does not mean that any of the distribution for the next quarter, or for any subsequent quarter, will be cash from interim capital transactions.  During the third quarter of 2010, KMP generated sufficient cash from operations so that cumulative cash from operations through the end of that quarter exceeded cumulative distributions, including the distribution for that quarter. Therefore all of the distribution for the third quarter of 2010, paid in November 2010, was a distribution of cash from operations and was so treated.

We have modified several sentences under “Dividend Policy—Distributions of Cash Under KMP’s Partnership Agreement—Rule for Characterizing Distributions” on page 64 to clarify that determinations of cumulative cash from operations and the characterization of distributions are made each quarter.  Corresponding changes were made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Noncontrolling Interests Distributions to KMP’s Common Unit Holders—Rule for Characterizing Distributions” on page 141.

Capitalization, page 47

19.                               Please tell us how you considered whether the “As Adjusted” capitalization as of September 30, 2010 should include the effects of KMP’s cash distributions subsequent to the balance sheet date. Specifically, we assume this distribution would impact the amounts shown for cash and for the non-controlling interests.

Response:  As we believe is customary, we adjusted the Capitalization table only for the offering and to reflect the change in structure effected by the Conversion Transactions.  We did not give pro forma effect to any dividends or Partnership distributions, operations or other matters taking place after the date of the table.  We believe that making such adjustments would present information that investors do not typically see in a Capitalization table and which therefore might be confusing. Further, consistent with the guidance provided in Section 3420 of the Division of Corporation Finance Financial Reporting Manual, we do not believe that the effect of KMP’s November 2010 distribution is significant relative to our equity and therefore do not believe it should be included.

Selected Historical Consolidated Financial Data, page 48

20.                               We note your disclosures elsewhere in the filing concerning the Conversion Transactions in which your current limited liability company equity units will be converted into classes of capital stock of a Delaware corporation. Please confirm to us, if true, that you will account for the Conversion Transactions in a manner similar to a recapitalization within your financial statements, including giving retroactive effect to this change in capital structure. If our assumption is correct, please consider presenting pro forma equity accounts and earnings per share here in your Selected Historical Consolidated Financial Data to show your investors how your historical equity accounts will be recast following the Conversion Transactions. In this regard, we note that the Class A, Class B and Class C shares that will be issued in the Conversion Transactions are convertible into the common stock that is being registered in this offering, so it appears that diluted earnings per share calculations may be applicable to these historical periods.

Response:  We confirm that we will account for the Conversion Transactions in a manner similar to a recapitalization within our financial statements.  Because the Conversion Transactions are not a change in capital structure as contemplated in SAB Topic 4.C., we will not give retroactive effect to the Conversion Transactions; rather, we will account for them on the date they occur.

We considered presenting pro forma equity accounts in “Selected Historical Consolidated Financial Data.” Because we will be accounting for the Conversion Transactions in a manner similar to a recapitalization, they will have no impact on total equity.  Upon the sale of common stock in the offering, equity will be reallocated from investor retained stock to common stock.  This reallocation will be presented in our financial statements at that time.  Based on the foregoing, we concluded that presentation of pro forma equity accounts did not provide the reader with meaningful additional information.

We have added a pro forma earnings per share line in “Summary Financial Data” on page 18 and “Selected Historical Consolidated Financial Data” on page 69.  As shown there, the calculated basic and diluted earnings per share are the same for all periods presented because the conversion of the Class A shares, Class B shares and Class C shares have no impact on the total number of shares of common stock on a fully-converted basis.

Properties, page 150

21.                               Please provide the disclosure required by Item 102 of Regulation S-K, including the location and general character of the principal properties of the company and its subsidiaries. In addition, identify the segments, as reported in the financial statements, that use the properties described.

Response:  We respectfully submit that the maps and narrative accompanying each business segment in the “Description of Business” section under the captions “—KMP Operations” and “—Natural Gas Pipeline Company of America” provide a useful description for the reader of the location and general character of the Registrant’s properties by reportable business segment. For clarity, we have included on page 171 under “—Properties” a cross reference to those descriptions.

Legal Proceedings, page 150

22.                               We note your reference to note 11 to your interim consolidated financial statements for a discussion of some of the legal proceedings in which you are involved. Please provide in this section of the filing the disclosure required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceedings and the amount of relief sought. Also include any proceedings required to be disclosed pursuant to Instruction 5 to Item 103.

Response:  We have revised the disclosure beginning on page 172 in response to the comment.

The Transactions — The Conversion Transactions, page 152

23.                               Please describe in the fourth paragraph the different series of Class A shares. In the fifth paragraph, describe the circumstances under which the Class B and Class C shares will convert into common stock. Make similar revisions under Description of Our Capital Stock beginning on page 205.

Response:  We have revised the language on pages 181 and 182 and made similar revisions on pages 242 and 243 to respond to this comment.

Stock Compensation Plan for Non-Employee Directors, page 160

24.                               Please revise the language that your summary of your plan is “qualified in its entirely to the full text of the plan.” You have similar qualifying language in other areas of your prospectus. For example, on page 175 concerning your summary of your 2010 Stock Incentive Plan, on page 178 concerning your Employee Stock Purchase Plan, on page 180 concerning your Annual Incentive Plan and on page 184 concerning your Shareholders Agreement. These are only examples; please revise your entire prospectus accordingly. Rule 411(a) permits this type of qualification only where contemplated by the form.

Response:  We have revised the disclosure with respect to the examples identified in the comment and have made every effort to revise the qualifying language elsewhere.  See pages 190, 207, 211, 212, 217, 234 and 240.

Compensation Discussion and Analysis, page 161

25.                               In your next amendment, please update your executive compensation disclosure to provide compensation information for the fiscal year ended December 31, 2010. For guidance, refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  Incentive compensation for 2010 has not yet been determined. We will provide the compensation information for the year ended December 31, 2010 in a subsequent amendment to the Registration Statement filed after year-end. If bonus or other amounts of compensation are not yet determined at that time, these facts will be disclosed, along with information regarding when such compensation will be determined and any other pertinent information regarding such compensation.

26.                               We note your disclosure on page 162 that you “periodically compare [y]our executive compensation components with market information” and that the purpose of this comparison is partially to ensure that your compensation is “generally comparable to the compensation offered by companies of similar size and scope as [you].” We further note your disclosure on page 166 in connection with your annual incentive plan, “[o]ther factors considered by the compensation committee primarily consisted of the amount of the bonus paid to the executive officer in the prior year and market data about compensation of comparable positions of responsibility at comparable companies.” Since it appears that you engage in benchmarking, please identify the benchmark and its components, including the companies comprising the peer group, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  We have added to page 192 a description of the third-party compensation surveys we use.

27.                               We note on page 166, in the second full paragraph, your disclosure, “[u]pon the occurrence of a change in control, as defined in the plan, the compensation committee may take any action with respect to outstanding awards that it deems appropriate ...” We also note similar disclosures throughout your prospectus where you reference the definition of a term in your disclosure to another document. For example, see page 168, in the third bullet point at the top of the page, “Class B shares will not be subject to forfeiture after a change of control (as defined in our shareholders agreement)” and in footnotes (1) and (3) to the chart “Potential Payments Upon Termination of Employment or Change in Control for Richard D. Kinder” on page 170. Please revise so that the term or concept being discussed can be understood from the context in which it is used.

Response:  We have revised the language on pages 197, 198, 199, 202, 203, 209 and 215.

Kinder Morgan, Inc. Cash Balance Retirement Plan, page 169

28.                               Please provide a narrative description of this retirement plan rather than referring investors to note 9 to your annual consolidated financial statements.

Response:  We have added additional language on page 200 in response to this comment.

Certain Relationships and Related Party Transactions, page 184

29.                               It appears that some of the related party transactions described in your financial statement are not disclosed in this section. For example, it appears that there is no disclosure regarding the transactions with significant investors described on pages F-68 and F-69. Please reconcile and provide the information required by Item 404 of Regulation S-K.

Response:  We respectfully submit that the related party transactions described on pages F-68 and F-69 that are not also described under “Certain Relationships and Related Party Transactions” may be considered “related party transactions” under authoritative accounting literature, but they do not meet the criteria for disclosure required by Item 404 of Regulation S-K.  We have, however, removed the cross reference to the footnote to the financial statements, and brought forward to pages 225 and 226 disclosure of other transactions with Goldman, Sachs & Co. or its affiliates.

30.                               Under Payment of Certain Costs and Expenses on page 190, Other Relationships on page 191 and Severance Agreements on page 192, please disclose the approximate dollar value of the amount involved in the transactions. Refer to Item 404(a)(3) of Regulation S-K.

Response:  We have included estimated amounts involved in the transactions described under “Other Relationships” on page 225 and “Severance Agreements” on page 226. The dollar amounts involved in the transactions described under the caption “Payment of Certain Costs and Expenses” on page 223 are still being estimated, and we will provide the estimated amounts in a subsequent amendment.

Related Party Transaction Approval Policy, page 192

31.                               Please revise to explain which transactions are subject to the “limited exceptions” to your policy, and disclose the policies and procedures used by the audit committee or the appropriate executive in reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K

Response:  The reference to “limited exceptions” was misplaced in the initial filing, and we have revised the language and provided additional disclosure on pages 226 and 227 in response to this comment.

Principal and Selling Stockholders, page 193

32.                               Please clarify in footnote (4) to the table the natural persons who have voting and/or investment control over the securities held by Highstar Capital LP. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please also include the address for Highstar Capital LP. Refer to Item 403(a) of Regulation S-K.

Response:  We have revised the language on page 230 in response to this comment.

33.                               Since Mr. Tekkorra is a Managing Director of Riverstone and Mr. Youngkin is a Managing Director of Carlyle, please explain why they are not deemed to share beneficial ownership of the applicable shares held by the Carlyle/Riverstone funds.

Response:  In response to the Staff’s comment, we have been advised as follows:

Because neither Mr. Tekkora nor Mr. Youngkin have or share the power to vote or direct the voting or the power to dispose or direct the disposition of the shares held by the Carlyle/Riverstone funds, they should not be deemed to share beneficial ownership of the applicable shares held by the Carlyle/Riverstone funds.

The Staff’s Compliance & Disclosure Interpretations on S-K 507 state that beneficial ownership is determined by analogy to Rule 13d-3 under the Exchange Act (140.02).  Under Rule 13d-3, a beneficial owner of a security is a person who, directly or indirectly, has or shares (i) the power to vote or direct the voting of such securities or (ii) the power to dispose or direct the disposition of such securities.  Here, as disclosed in footnote 9 with respect to the Carlyle shares and footnote 10 with respect to the Riverstone shares, neither Mr. Tekkora nor Mr. Youngkin are among the natural persons who possess the Rule 13d-3 indicia of beneficial ownership.

TCG Holdings, L.L.C. possesses the power to vote and direct the voting and the power to dispose and direct the disposition of the shares held by the Carlyle entities.  TCG Holdings, L.L.C. is managed by a three member managing board consisting of William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein.  Any and all decisions regarding the voting and disposition of the shares held by the Carlyle entities requires the affirmative vote of two of the three managing members of TCG Holdings, L.L.C.

Likewise, C/R Energy GP III, LLC possesses the power to vote and direct the voting and the power to dispose and direct the disposition of the shares held by the Riverstone entities.  C/R Energy GP III, LLC is managed by a managing committee comprising Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Edward J. Mathias, as Carlyle designees, and Pierre F. Lapeyre, Jr., David M. Leuschen and Michael B. Hoffman, as Riverstone designees. Any and all decisions regarding the voting and disposition of the shares held by the Riverstone entities require consent of at least five members of the managing committee, including at least one Carlyle designee and one Riverstone designee.

While Mr. Youngkin is a Managing Director of The Carlyle Group and Mr. Tekkora is a Managing Director of Riverstone Holdings, neither of these positions afford them the power to vote or direct the voting or dispose or direct the disposition of the shares held by the respective Carlyle and Riverstone entities. Because neither Mr. Youngkin nor Mr. Tekkora can exercise any of the Rule 13d-3 hallmarks of beneficial ownership with respect to the shares, neither should be deemed to share beneficial ownership of the shares held by the Carlyle/Riverstone funds.

Description of our Capital Stock, page 205

34.                               We note your disclosures on page 206 and 207 that at May 31, 2015, any remaining Class A shares, Class B shares and Class C shares will mandatorily convert into shares of common stock based on the fair market value of such shares as determined in accordance with your certificate of incorporation. Notwithstanding the reference to your certificate of incorporation, please revise your disclosure to better explain how the fair market value of these shares will be determined for this mandatory conversion purpose.

Response:  We have revised the language on page 241 to respond to this comment.

35.                               We note your disclosures on page 207 under the heading Automatic Conversion of Class B Shares and Class C Shares. Notwithstanding your reference to information contained in your certificate of incorporation, please revise your disclosure to better explain the triggers that will result in the automatic conversion of some or all of the Class B shares and Class C shares.

Response:  We have added language on page 242 to address this comment.

Index to Financial Statements, page F-1

Kinder Morgan Holdco LLC Financial Statements for the Nine Months Ended September 30, 2010 and 2009, page F-250

Notes to Consolidated Financial Statements, page F-253

2. Investments, Acquisitions, Joint Ventures and Divestitures, page F-254

Investments, page F-254

36.                               We note your $430 million impairment charge for NGPL PipeCo LLC. Please provide us with your impairment analysis, including your cash flow analysis used to calculate the total fair value of NGPL PipeCo LLC. Please ensure you discuss and/or explain significant assumptions and estimates included in your cash flow analysis. Additionally, please provide us with a rollforward of this investment balance from December 31, 2009 through September 30, 2010.

Response:  The requested information is being provided to the Staff supplementally.

Part II
Exhibits and Financial Statements, Schedules, page II-3

37.                               Please file all required exhibits, such as the shareholders agreement, the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

Response:  We will file the remaining exhibits with a subsequent amendment to the Registration Statement.

Undertakings, page II-8

38.                               Please revise to provide the undertakings provided under items 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response:  We respectfully note that according to Item 512(a), the undertakings provided under Items 512(a)(5)(ii) and 512(a)(6) appear to apply only to securities registered pursuant to Rule 415 under the Securities Act or to primary offerings.  However, at the Staff’s request, we have provided the requested undertakings beginning on page II-9.

Exhibit 10.10

39.                               We note that the Credit Agreement (filed as Exhibit 4.1 to Kinder Morgan Kansas, Inc.’s Current Report on Form 8-K filed June 5, 2007), listed on your Exhibit Index is missing some schedules and exhibits that are part of this agreement. Specifically. all the schedules are missing and exhibits D, E, I-1, I-2, L-2 and L-3 are missing.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please re-file a complete copy of this agreement.

Response:  A copy of the Credit Agreement, complete with schedules and exhibits, has been filed as Exhibit 10.10 to Amendment No. 1.

Exhibit 23.2

40.                               Please have your independent registered public accounting firm revise the consent to reflect the date in the audit report. It appears that the dual date for Note 17 should be November 22, 2010.

Response:  A currently dated and signed consent of the independent registered public accounting firm is included with Amendment No. 1. The dual date was correct on the manually signed consent, but the date on the conformed consent was a typographical error.

Courtesy packages containing a copy of Amendment No. 1 and this letter are being delivered to each individual named in the last paragraph of the Staff’s comment letter.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1306, or in his absence, R. Daniel Witschey, Jr. at 713-221-1322.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Gary W. Orloff

Gary W. Orloff

GWO/pd

cc:	Mr. Joseph Listengart
Kinder Morgan Holdco LLC

Mr. G. Michael O’Leary
Andrews Kurth LLP